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                                                                  Exhibit (a)(9)

The Emerging Markets Telecommunications Fund, Inc. (NYSE:  ETF)

November 21, 2001

FOR IMMEDIATE RELEASE

Contact:  Investor Relations
          Credit Suisse Asset Management, LLC
          1-800-293-1232

               Emerging Markets Telecommunications Fund Announces
                       Preliminary Results of Tender Offer

     NEW YORK--(BUSINESS WIRE)--November 21, 2001--The Emerging Markets Telecommunications Fund, Inc. (the "Fund") today announced the termination of its tender offer for up to 1,902,606 shares of common stock of the Fund, representing 15% of its outstanding shares of common stock. The offer was for cash at a price equal to 95% of the Fund's net asset value per share as determined at the close regular trading on the New York Stock Exchange ("NYSE") on November 21, 2001 upon the terms and conditions set forth in the Fund's Offer to Purchase and the related Letter of Transmittal. The net asset value as of the close of trading on Wednesday, November 21, 2001 was $8.31 per share, and accordingly, the tender offer price is $7.89 per share. The deadline for participating in the offer was 5:00 P.M. Eastern Time on November 21, 2001. Approximately 7,064,000 shares of the Fund's common stock were tendered through the stated expiration date. Therefore, on a pro-rata basis, approximately 27% of the shares so tendered are expected to be accepted for payment. The final number of shares validly tendered and accepted pursuant to the tender offer will be announced at a later date.

     The Emerging Markets Telecommunications Fund, Inc. is traded on the New York Stock Exchange under the trading symbol "ETF." The Fund's investment adviser is Credit Suisse Asset Management, LLC ("CSAM"). CSAM, the institutional asset management and mutual fund arm of Credit Suisse Group, is a diversified asset manager, handling equity, fixed income, international and derivative based accounts through its offices in 14 countries.

     Any questions or requests for assistance with respect to the tender offer may be directed to Georgeson Shareholder Communications Inc., the Information Agent for the offer, toll free at (800) 498-2621.